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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. E. Powell & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Northpointe Circle
(No. and Street)

Seven Fields (City) PA (State) 16046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrea Vadas Evancho 724-776-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

444 Liberty Avenue, Suite 1800 (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. E. Powell & Company, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Treasurer/CCO

Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kelly L. Banichar, Notary Public
Seven Fields Boro, Butler County
My Commission Expires July 24, 2010
Member, Pennsylvania Association of Notaries

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

ParenteBeard

INDEPENDENT AUDITORS' REPORT

Stockholders
E. E. Powell & Company, Inc.:

We have audited the accompanying statement of financial condition of E. E. Powell & Company, Inc. (the "Company") as of December 31, 2009, and the related statements of income, retained earnings (deficit), and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. E. Powell & Company, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Pittsburgh, Pennsylvania
February 25, 2010

E.E. POWELL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH	$ 90,607
DEPOSIT WITH CLEARING ORGANIZATION	50,000
RECEIVABLE FROM CLEARING ORGANIZATION	220,696
PREPAID EXPENSES AND DEPOSITS	8,073
FURNITURE AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $15,157	8,539
TOTAL	$377,915

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES,	
ACCRUED PAYROLL AND RELATED LIABILITIES	$ 41,171
STOCKHOLDERS' EQUITY:	
COMMON STOCK, NO PAR VALUE, 100,000 SHARES AUTHORIZED 32,191 SHARES ISSUED AND OUTSTANDING	321,913
PAID IN CAPITAL	31,969
DEFICIT	(17,138)
TOTAL STOCKHOLDERS' EQUITY	336,744
TOTAL	$377,915

SEE NOTES TO FINANCIAL STATEMENTS

E.E. Powell & Company, Inc.

Statement Of Income
For The Year Ended December 31, 2009

REVENUES:	
Commissions and Fees	$ 651,932
Net Dealer Inventory and Investment Gains	301,673
Mutual Funds – Direct Sales	126,770
Interest and Dividends	2,863
Total Revenues	1,083,238
EXPENSES:	
Employee Compensation and Benefits	846,783
Other Operating	65,138
Occupancy	66,136
Commissions and Clearance Fees	68,216
Communications and Data Processing	20,411
Quotation Services	15,386
Interest	1,168
Total Expenses	1,083,238
INCOME BEFORE INCOME TAXES	-
INCOME TAXES	-
NET INCOME	$ -

See Notes To Financial Statements

E.E. POWELL & COMPANY, INC.

STATEMENT OF RETAINED EARNINGS (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2009

BALANCE, BEGINNING OF YEAR	$(17,138)
NET INCOME	-
BALANCE, END OF YEAR	$(17,138)

SEE NOTES TO FINANCIAL STATEMENTS

E.E. Powell & Company, Inc.

Statement Of Cash Flows
For The Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,400
(Increase) decrease in:	
Receivable from clearing organization	27,165
Prepaid expenses and deposits	(808)
Decrease in,	
Accrued payroll and related liabilities	(2,880)
Net cash provided by operating activites	25,877
CASH FLOWS USED IN INVESTING ACTIVITIES,	
Purchase of furniture and equipment	(2,472)
INCREASE IN CASH	23,405
CASH, BEGINNING OF YEAR	67,202
CASH, END OF YEAR	$90,607
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION,	
Interest paid	$ 1,168

See Notes to Financial Statements

---

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

E. E. Powell & Company, Inc. (the "Company") is a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority.

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

REVENUES

Accounting principles generally accepted in the United States of America require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Throughout the year, interest is earned on the amounts receivable and charged on amounts payable.

RECEIVABLE FROM CLEARING ORGANIZATION

Receivables from clearing organizations represent unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

EMPLOYEE COMPENSATION AND BENEFITS

The Company's current operating policy is to pay reasonable compensation to its stockholders and employees to the extent of available income.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company is subject to federal income tax and state income taxes in Pennsylvania. The Company is no longer subject to examination by federal or Pennsylvania taxing authorities for years before 2006.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NEW ACCOUNTING STANDARDS

ACCOUNTING STANDARDS CODIFICATION

In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("Codification") as the sole source of authoritative accounting principles generally accepted in the United States of America. As a result, all references to accounting literature will conform to the appropriate reference within the Codification. The adoption of the Codification, which became effective during September 2009, did not have any impact on the Company's financial statements.

UNCERTAINTY IN INCOME TAXES

The Company adopted FASB guidance on accounting for uncertainty in income taxes effective January 1, 2009. A tax position is recognized as a benefit at the largest amount that is more-likely-than not to be sustained in a tax examination based solely on its merits. An uncertain tax position will not be recognized if it has less than 50%likelihood of being sustained. Under the threshold guidelines, the Company believes that no significant uncertain tax positions exist, either individually or in the aggregate, that would result in recognition of a liability for unrecognized tax benefits as of January 1, 2009 and December 31, 2009.

SUBSEQUENT EVENTS

The Company adopted FASB guidance on the accounting for and disclosure of subsequent events effective December 31, 2009. The new standard establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The new standard did not have a material effect on the Company's financial statements.

3. INCOME TAXES

The differences between the actual provision for income taxes and the amount expected by applying the federal statutory income tax rate of 34% to income before income taxes are reconciled below:

Expected income tax expense	$ -
Increase (decrease) resulting in:	
State tax, net of federal benefit	-
Surtax and other differences	-
Change in valuation allowance	-
Actual provision for income taxes	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. There were no significant temporary differences at December 31, 2009, and therefore, no provision for deferred taxes has been recorded.

The Company has state net operating loss carryforwards of approximately $10,300. These carryforwards expire from December 31, 2023 to December 31, 2025.

4. LINE OF CREDIT

The Company has a line of credit with a bank for $200,000. Interest is payable at the prime rate plus one and a half percent (4.75% at December 31, 2009). There were no borrowings at December 31, 2009.

5. OPERATING LEASE

The Company entered into an operating lease for office space. Rent expense was $55,113. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2009 are as follows:

YEAR ENDING DECEMBER 31:	
2010	$ 22,964

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $319,981, which was $69,981 in excess of its required net capital of $250,000. The Company's net capital ratio was .13 to 1 at December 31, 2009.

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a financial institution located in Pittsburgh, Pennsylvania. The balances are insured by the Federal Deposit Insurance Corporation to $250,000.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. RETIREMENT PLAN

The Company sponsors a Simple IRA plan. Employer contributions were $17,960.

10. EXEMPTIVE PROVISIONS OF RULE 15C3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

E.E. POWELL & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$336,744
DEDUCTIONS AND/OR CHARGES	
NON-ALLOWABLE ASSETS:	
FURNITURE AND EQUIPMENT, NET	8,539
PREPAID EXPENSES, DEPOSITS AND PETTY CASH	8,224
NET CAPITAL	$319,981

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS	
ACCRUED PAYROLL AND RELATED LIABILITIES	$ 41,171
TOTAL LIABILITIES	41,171
OTHER ITEMS	-
TOTAL AGGREGATE INDEBTEDNESS	$ 41,171

E.E. POWELL & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED	$ 2,744
MINIMUM DOLLAR NET CAPITAL REQUIRED	$250,000
NET CAPITAL REQUIREMENT	$250,000
EXCESS NET CAPITAL	$ 69,981
EXCESS NET CAPITAL AT 1000%	$315,863
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.13 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2009:	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$319,981
NET AUDIT ADJUSTMENTS	-
NET CAPITAL PER ABOVE	$319,981

SEE NOTES TO FINANCIAL STATEMENTS

ParenteBeard

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Stockholders
E. E. Powell & Company, Inc.:

In planning and performing our audit of the financial statements and supplementary information of E. E. Powell & Company, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


ParenteBeard LLC

Pittsburgh, Pennsylvania
February 25, 2010

E. E. Powell & Company, Inc.

Financial Statements
For the Year Ended
December 31, 2009
&
Independent Auditors' Report
&
Supplementary Information
&
Internal Control Report